Exhibit 99.1

Scotiabank completes sale of its operations in El Salvador to Imperia Intercontinental Inc.

SAN SALVADOR, Jan. 31, 2020 /CNW/ - Scotiabank announced today that it has completed the previously announced sale of its banking and insurance operations in El Salvador, including Scotiabank El Salvador, its subsidiaries and Scotia Seguros, to Imperia Intercontinental Inc., who is the main shareholder of Banco Cuscatlán S. A. and Seguros e Inversiones S.A. – SISA in El Salvador.

This transaction supports the Bank's strategic decision to focus on operations across its footprint where it can achieve greater scale and deliver the best value for customers. Scotiabank will continue operating in Central America, including Costa Rica and Panama. Scotiabank has over 2,700 employees across these countries serving more than 245,000 customers in these markets.

About Scotiabank
Scotiabank is a leading bank in the Americas. We are here for every future. We help our customers, their families and their communities achieve success through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 100,000 employees and assets of over $1 trillion (as at October 31, 2019), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit  http://www.scotiabank.com and follow us on Twitter @ScotiabankViews.

About Banco CUSCATLAN
Banco Cuscatlán is one of the principal banks in El Salvador. It has 55 points of service and about 1,800 employees throughout El Salvador. In 2019 it was recognized as the Best Bank in El Salvador by the prestigious specialized magazines Global Finance and Euromoney and as Bank of the Year by Latin Finance. Please visit www.bancocuscatlan.com.

About SISA Seguros e Inversiones, S.A.
Seguros e Inversiones, S.A. – SISA, the leading company in the insurance market in El Salvador, was founded in 1962, has 57 years of experience and for 22 years has maintained the highest national market share. Its leadership is also reflected in the strength of its assets, the highest in the industry. Its financial stability and high payment capacity are reflected in its AA + risk rating, issued by Fitch Ratings on April 11, 2019. Please visit www.sisa.com.sv.

SOURCE Scotiabank

View original content: http://www.newswire.ca/en/releases/archive/January2020/31/c4798.html

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For further information: Press contacts: Scotiabank: Rocio Zamora, Communications Central America, rocio.zamora@scotiabank.com, PH: (506) 2210-4396; Janira Walton de Mejía, International Banking Communications, janira.walton@scotiabank.com, PH: (437) 221-9672

CO: Scotiabank

CNW 14:00e 31-JAN-20